

August 5, 2022

Jorge P. Newbery
Chief Executive Officer
AHP Title Holdings LLC
440 S. LaSalle Street, Suite 1110
Chicago, IL 60605

      Re: AHP Title Holdings LLC
          Post-Qualification Amendment No. 3 on Form 1-A
          Filed August 4, 2022
          File No. 024-11415

Dear Mr. Newbery:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at 202-551-3666 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance